Exhibit 20.1


CONTACT   Betty J. Savage	               For Immediate Release
          Vice President & CFO
          July 1, 1996

Tel:      (617) 753-6539
Email:    bsavage@inso.com

INSO CORPORATION ANNOUNCES AGREEMENT TO ACQUIRE
ELECTRONIC BOOK TECHNOLOGIES

Boston, MA -- INSO Corporation (Nasdaq: INSO) today announced that it has entered a definitive agreement to purchase privately held Electronic Book Technologies (EBT) of Providence, Rhode Island, for $39.8 million in cash.
INSO expects to close the transaction in July. Established in 1989, EBT is a leading international provider of integrated CD-ROM/web publishing solutions, including
DynaText(R) and DynaWeb(TM), for serious corporate and commercial publishers. EBT recently announced a new world-wide web site management system named DynaBase(TM) for use by professional corporate webmasters.

EBT will soon release DynaText 3.0, which represents a substantial revision to its flagship product. EBT and INSO are confident that DynaText customers will benefit from the merger. INSO is committed to supporting EBT in advancing the DynaText series which will include revisions to DynaTag(TM), DynaWeb, and the delivery of a client server version of DynaText 3.0. Equally important, many of INSO's component technologies, grouped within the categories of proofing tools, information products, and information management tools, are candidates to be incorporated in point releases of DynaText 3.0, potentially yielding further advancements in many aspects of DynaText electronic book production and use.

EBT and INSO believe that the merger affords substantial opportunities in the web site management environment.
Together, the companies possess the abilities and componentry to create a highly attractive and clearly differentiated web site management solution for corporations, enabling them to easily and effectively to manage large and diverse sets of web content.

Steven R. Vana-Paxhia, INSO's President and Chief Executive Officer, said, "For the last three years, INSO has been striving to offer our customers an increasing range of information management solutions. Therefore, I am delighted that we will now be able to add the outstanding technology of EBT to the INSO arsenal of world-class information products. We believe that the combination of EBT with INSO's existing businesses will allow us to create the ultimate information publishing environment across media, from paper to the Internet."

Speaking on behalf of Dr. Steven J. DeRose, Dr. Andries van Dam, and Jeffrey L. Vogel, EBT's other founders, Louis R. Reynolds, EBT's President and CEO said, "We firmly believe the combination with INSO will serve to advance EBT's long term commitment to providing best-of-breed enterprise-grade digital information publishing technologies and will create a potent force in the marketplace. We are extremely pleased to have found such a high quality partner with a shared vision and believe that our employees, partners, customers, and the market in general will all benefit from this union."

EBT has approximately 150 employees worldwide. Going forward, Mr. Reynolds, EBT's President and CEO, will be available as an advisor to INSO. Kirby A. Mansfield, INSO's Vice President of Business Development, will head the new subsidiary of INSO, which will continue to be based in Providence, Rhode Island. Dr. Steven J. DeRose, Senior Systems Architect, and Jeffrey L. Vogel, Director of Engineering, will continue in their present capacities at the new INSO subsidiary.

Mr. Mansfield said, "INSO has long been impressed with EBT's rich technical substance. We believe that the significant investments that have been made in research and development at EBT in recent years will realize their full potential in the combined company. We are looking forward to working with the EBT team and to effectively leveraging the talents of the combined companies."

The transaction will be accounted for as a purchase and provides for contingent payments up to an additional $5.2 million in the event that certain EBT financial and operating goals are met. The acquisition includes certain technology under research and development, which is to be written-off with a one-time charge, estimated between $30 and $35 million, to INSO's consolidated 1996 third quarter earnings. EBT's revenues for calendar year 1995 were approximately $13.8 million with a slight net profit.
The acquisition is expected to be income-neutral to INSO's
1996 consolidated results and to be accretive in 1997.

INSO Corporation is the leading provider of multilingual software products that help people enhance the quality of their written communications, provide them with access to information from authoritative sources, and make it easier for them to publish, locate, retrieve, and view information regardless of format or structure. INSO's products are sold worldwide to software developers, leading corporations, and consumers across all industries. INSO's address on the world-wide web is www.inso.com.


INSO is a trademark of INSO Corporation